Exhibit 99.72

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Announces Settlement with Telluride and San Miguel County in Piñon Ridge Mill Challenge

Toronto, Ontario – October 11, 2012

Energy Fuels Inc. (TSX - EFR) (“Energy Fuels” or the “Company”) is pleased to announce that the Town of Telluride and San Miguel County have agreed to a settlement with the Company in the Piñon Ridge Mill (the “Mill”) license challenge. The other parties to the challenge, including Sheep Mountain Alliance and a private individual, were not parties to the settlement.

The settlement between Energy Fuels, Telluride and San Miguel County includes provisions related to transportation, the financial surety, and protection of area watersheds. Energy Fuels’ obligations under the settlement agreement will not be triggered until operations begin at the Mill.

Stephen P. Antony, President and CEO of Energy Fuels stated: “We are extremely happy to have reached an agreement with the Town of Telluride and San Miguel County. We think this agreement demonstrates that Energy Fuels is willing to address the reasonable concerns of stakeholders as we continue to work toward the reissuance of the license.”

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this document.

About Energy Fuels: Energy Fuels is America's largest conventional uranium and vanadium producer, supplying nearly a third of the uranium produced in the U.S. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com